NEWS RELEASE

BIOFUEL ENERGY REPORTS SECOND QUARTER 2012 RESULTS

DENVER, COLORADO – AUGUST 9, 2012 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its second quarter 2012 results. For the quarter ended June 30, 2012, the net loss was $12.4 million on revenues of $122.8 million, compared with a net loss of $8.3 million on revenues of $168.5 million for the quarter ended June 30, 2011. For the quarter ended June 30, 2012, the net loss attributable to common stockholders was $10.6 million, or $2.05 per share, while for the three months ended June 30, 2011 the net loss attributable to common stockholders was $7.0 million, or $1.38 per share.

“We continued to face a challenging commodity margin environment, particularly the corn-ethanol crush spread,” said Scott H. Pearce, the Company’s President and Chief Executive Officer.  “The industry continued to overproduce well into the quarter, although we have lately seen some meaningful pull back in production.  We again produced fewer gallons year over year as we pared back production to optimize the margin realized.  Finally, with respect to the drought, we believe that the crops in the immediate vicinity of our locations are doing quite well in comparison to other regions in the corn belt and we do not anticipate any material interruption of supply.”

For the quarter ended June 30, 2012, the Company’s operating loss was $10.7 million, which resulted from $131.1 million in cost of goods sold and $2.4 million in general and administrative expenses. During the second quarter of 2012, the Company also incurred $1.7 million in interest expense, which resulted in a net loss of $12.4 million. For the same period of 2011, our operating loss was $6.3 million, which resulted from $172.3 million in cost of goods sold and $2.5 million in general and administrative expenses. The Company also had $2.0 million of interest expense in the second quarter of 2011, which resulted in a net loss of $8.3 million.

At June 30, 2012, the Company had $170.5 million in term loans outstanding under its senior debt facility. At June 30, 2012, the Company held $9.2 million of cash and cash equivalents and equity totaled $77.2 million, including $2.1 million of noncontrolling interest.

The Company plans to host a conference call on Friday, August 10, 2012 beginning at 11:00 a.m. (EDT) to discuss the results. To participate, please dial (800) 944-8766. The participant code for the call is 29611. Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782. The access code for the replay is 168228.

This release contains certain forward-looking statements within the meaning of the Federal securities laws. Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 110 million gallons per year ethanol plants in the Midwestern corn belt. The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

###

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 • www.bfenergy.com

Contact:	Kelly G. Maguire	For more information:
	Executive Vice President &	www.bfenergy.com
Chief Financial Officer
(303) 640-6500
kmaguire@bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 • www.bfenergy.com

BioFuel Energy Corp.

(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,

Summary Income Statement	2012	2011	2012	2011
Net sales	$122,820	$168,531	$262,233	$326,536
Cost of goods sold	131,079	172,294	277,012	332,452
Gross loss	(8,259)	(3,763)	(14,779)	(5,916)
General and administrative expenses:
Compensation expense	1,510	1,616	3,314	3,386
Other	923	950	1,854	1,847
Operating loss	(10,692)	(6,329)	(19,947)	(11,149)
Interest expense	(1,723)	(1,988)	(3,561)	(6,216)
Net loss	(12,415)	(8,317)	(23,508)	(17,365)
Less: Net loss attributable to the noncontrolling interest	1,833	1,275	3,518	2,662
Net loss attributable to BioFuel Energy Corp. common stockholders	$(10,582)	$(7,042)	$(19,990)	$(14,703)

Loss per share - basic and diluted attributable to Biofuel
Energy Corp. common stockholders	$(2.05)	$(1.38)	$(3.88)	$(3.39)

Weighted average shares outstanding-basic and diluted	5,167	5,104	5,154	4,339

Additional Operational Data
Ethanol sold (gallons, in thousands)	46,544	55,007	98,515	111,665
Dry distillers grain sold (tons, in thousands)	45.3	84.4	99.3	180.1
Wet distillers grain sold (tons, in thousands)	231.8	185.2	483.2	333.9
Corn oil sold (pounds, in thousands)	10,318	-	17,160	-
Corn ground (bushels, in thousands)	16,630	20,063	35,435	40,569

	June 30,	December 31,
Summary Balance Sheet	2012	2011

Cash and cash equivalents	$9,213	$15,139
Accounts receivable	14,925	13,591
Inventories	17,293	26,188
Prepaid expenses	1,690	2,148
Other current assets	3,852	421
Property, plant and equipment, net	222,865	235,888
Debt issuance costs, net	2,245	2,763
Other non-current assets	3,008	3,448
Total assets	$275,091	$299,586

Total current liabilities	$29,556	$24,452
Long-term debt, net of current portion	160,631	166,937
Tax increment financing, net of current portion	4,573	4,867
Other non-current liabilities	3,146	3,388
Total liabilities	197,906	199,644

BioFuel Energy Corp. stockholders' equity	75,117	94,310
Noncontrolling interest	2,068	5,632
Total equity	77,185	99,942
Total liabilities and equity	$275,091	$299,586

	Three Months Ended June 30,		Six Months Ended June 30,

Reconciliation of Net Loss to EBITDA	2012	2011	2012	2011
Net loss	$(12,415)	$(8,317)	$(23,508)	$(17,365)
Interest expense	1,723	1,988	3,561	6,216
Depreciation and amortization expense included in cost of goods sold	6,538	6,465	13,069	12,943
Depreciation and amortization expense included in G&A expenses	267	275	533	553
EBITDA	$(3,887)	$411	$(6,345)	$2,347

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 • www.bfenergy.com